Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186111

ARC REALTY FINANCE TRUST, INC.
SUPPLEMENT NO. 6, DATED OCTOBER 1, 2013,
TO THE PROSPECTUS, DATED FEBRUARY 12, 2013

This prospectus supplement, or this Supplement No. 6, is part of the prospectus of ARC Realty Finance Trust, Inc., dated February 12, 2013, or the Prospectus, as supplemented by Supplement No. 4 dated August 23, 2013, or Supplement No. 4, and Supplement No. 5 dated September 10, 2013, or Supplement No. 5. This Supplement No. 6 supplements, modifies or supersedes certain information contained in our Prospectus, Supplement No. 4 and Supplement No. 5 and should be read in conjunction with the Prospectus, Supplement No. 4 and Supplement No. 5. This Supplement No. 6 will be delivered with the Prospectus, Supplement No. 4 and Supplement No. 5. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purpose of this Supplement No. 6 is to add disclosure relating to our description of portfolio investments.

PROSPECTUS UPDATES

Description of Portfolio Investments

The following disclosure is added as a new sub-section immediately before the heading “Financing Obligations” on page 133 of the Prospectus, as supplemented.

“121 West Trade Street Mezzanine Loan

On September 27, 2013, we, through our operating partnership, originated a mezzanine loan in the original principal amount of $9.0 million which is secured by the borrower’s pledge of 100% of the equity interests in the owner of the Class A office tower known as “121 West Trade Street” located in the Central Business District of Charlotte, North Carolina. The property comprises 32 stories totaling 329,930 rentable square feet and contains a 267-space enclosed parking garage. We originated the mezzanine loan simultaneously with a $43.0 million senior loan (including a $5.0 million future funding facility allocated for tenant improvements, leasing commissions and capital expenditures) originated by an unaffiliated third party which is secured by the fee simple interest in the property. The mezzanine loan and senior loan total a 77.3% loan-to-cost ratio in relationship to the property and were made to allow the owner to acquire the property.

We originated the mezzanine loan with: (i) proceeds from our ongoing offering in the amount of $2.8 million; and (ii) borrowings under a line of credit made available to us by the parent of our sponsor in the amount of $6.2 million.

The mezzanine loan has an initial term of three years, subject to two successive one-year extension options, the exercise of which are conditioned upon the borrower’s satisfaction of certain financial and other requirements. The mezzanine loan bears interest during the initial term at a floating rate equal to 3-month LIBOR plus 11% per annum and, during any extension term, 3-month LIBOR plus 11.25% per annum, subject in each instance to interest rate increases in the event of a default. The mezzanine loan requires monthly interest-only payments during the initial term and, during any extension term, monthly payments of principal and interest based upon a 30 year amortization schedule. Subject to the satisfaction of certain conditions, including payment of the applicable prepayment premium, the mezzanine loan may be prepaid in full, but not in part, on any monthly payment date commencing on the monthly payment date occurring in October 2014.

The underwritten cash flow available for debt service is $3,162,120 (net operating income less replacement reserves). This cash flow available for debt service exceeds aggregate forward debt service payments related to the property by 1.20x (calculated by dividing cash flow available for debt service by the estimated aggregate annual debt service to be paid in connection with the mezzanine loan and senior loan for the next year).”